9

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No._________)*

Bar Harbor Bankshares
 (Name of Issuer)

COMMON
(Title of Class of Securities)

066849100
(CUSIP Number)


DECEMBER 31, 1998
(Date of Event Which Requires Filing of this
Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ??Rule 13d-1(b)

     ??Rule 13d-1(c)

     ??Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-98)

CUSIP No. 066849100

     1.   Names of Reporting Persons.
       IRS Identification Nos. of above persons
       (entities only).

          BAR HARBOR BANKING AND TRUST COMPANY
_____________________________________________________
____________________

     2.   Check the Appropriate Box if a Member of a group
       (See Instructions)

       (a)__________________________________________
       _____________________

       (b)__________________________________________
       _____________________
_____________________________________________________
____________________

     3.   SEC Use Only
       _____________________________________________________
       _
_____________________________________________________
____________________

     4.   Citizenship or Place of Organization ___BAR
       HARBOR, MAINE________________
_____________________________________________________
____________________

               5. Sole Voting
               Power______71,660_____________________
               ______
_____________________________________________________
_____________________________________________________
__

               6. Shared Voting Power
____NONE___________________________
_____________________________________________________
_____________________________________________________
__

               7. Sole Dispositive Power
___208,658_________________________
_____________________________________________________
_____________________________________________________
__

               8. Shared Dispositive Power
____29,795_______________________
_____________________________________________________
_____________________________________________________
__

     9. Aggregate Amount Beneficially Owned by Each
Reporting Person __257,074____

     10. Check if the Aggregate Amount in Row (11)
Excluded Certain Shares (See Instructions)

     11. Percent of Class Represented by Amount in
Row (11) ____14.9_____________
_____________________________________________________
____________________     12. Type of Reporting Person
(See Instructions)
BK________________________________
_____________________________________________________
_____________________________________________________
_____________________________________________________
_____________________________________________________
_____________________________________________________
_____________________________________________________
_____________________________________________________
_____________________________________________________
_____________________________________________________
_______________________________________________

GENERAL INSTRUCTIONS
A. Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall not be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2) and 13d-2(c). Statements filed pursuant to Rule 13d-1(c) shall be filed within the time specified in Rules 13d-
  1(c), 13d-2(b) and 13d-2(d). Statements filed pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-
  2(b).

B. Information contained in a form which is required to be filed by rules under section 13(f) (15
  U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items.
  Answer every item. If an item is inapplicable or answer is in the negative, so state.

Item 1.
     (a) Name of Issuer       Bar Harbor Bankshares
     (b) Address of Issuer's Principal Executive
Offices 82 Main St., PO Box 400, Bar Harbor, ME 04609-
0400

Item 2.
a            (a) Name of Person Filing  Bar Harbor
  Banking and Trust Company
     (b) Address of Principal Business Office or, if
     none, Residence 82 Main St., PO Box 218, Bar
     Harbor, ME 04609-0218
b            (c) Citizenship    N/A
c            (d) Title of Class of Securities common
d            (e) CUSIP Number   066849100

Item 3.  If this statement is filed pursuant to
240.13d-1(b) or 240.13d-2(b) or (c), check whether
the person filing is a:
     (a)???Broker or dealer registered under section
     15 of the Act (15 U.S.C. 78o).
     (b)???Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
     (c)???Insurance company as defined in section
     3(a)(19) of the Act (15 U.S.C. 78c).
     (d)???Investment company registered under
     section 8 of the Investment Company Act of 1940
     (15 U.S.C. 80a-8).
     (e)???An Investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
      (f)???An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F)
     (g)???A parent holding company or control person in accordance with 240.013d-1(b)(1)(ii)(G);
     (h)???A savings associations as defined in
     Section 3(b) of the Federal Deposit Insurance
     Act (12 U.S.C. 1813);
        (i) ???A church plan that is excluded from the definition of an investment company under section
3(c)(14) of the Investment Company Act of 1940 (15
U.S.C. 80a-3);
     (j) ???Group, in accordance with 240.13d-
     1(b)(1)(ii)(J).

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:___257,074___
     (b)  Percent of Class:__14.9____
     (c)  Number of shares as to which the person has:
       (i)  Sole power to vote or to direct the vote
            __71,660__
       (ii) Shared power to vote or to direct the vote
            _NONE_
       (iii)     Sole power to dispose or to direct the
            disposition of _208,658_
       (iv) Shared power to dispose or to direct the disposition of _29,795_

Instruction. For computations regarding securities which represent a right to acquire an underlying security see 240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ?.

Instruction: Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five percent on Behalf of Another Person.

      If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the
Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8. Identification and Classification of members of the Group

     If a group has filed this schedule pursuant to 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to 240.13d-
1(c) or 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9. Notice of Dissolution of Group

     Notice of dissolution of a group may be
furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10. Certification

  (a) The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):
          By signing below I certify that, to the
          best of my knowledge and belief, the
          securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

  (b) The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):

          By signing below I certify that, to the
          best of my knowledge and belief, the
          securities referred to above were not
          acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement it true, complete and correct.

_____February  10, 1999_____
                                             Date


                                             /S/
                                        Dwight L.
                                        Eaton

                                             Signature

                                        Dwight L.
                                   Eaton
Bar Harbor Banking & Trust Company
Senior Vice President and Trust Officer
                                             Name/Tit
                                        le


     The original statement shall be signed by each person on whose behalf the statement is filed or his representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties for whom copies are to be sent.

     Attention: International misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)